N E W S   R E L E A S E

OzEmail Brings Snowboarding and Regurgitator Live to the Web with Netcast Chat City Special Guests Include Regurgitator and International Snowboarders, Andy Hetzel and Kevin Jones

FOR MORE INFORMATION CONTACT:

Helen Forde - Sydney, Australia - (+612) 9433 2461, 0411 530 461

Sydney, 24 July, 1998 OzEmail Limited, Australia's biggest and hippest Internet service provider today announced the live Internet broadcast of Australia's "hugest" Open Air event at Sydney's Bondi Beach on Saturday 25th July, 1998.

Described as the quintessential youth festival of the 90s, the Volkswagen Open Air combines snowboarding, surfing, skating and a rock concert with some of Australia's leading bands including Regurgitator, The Avalanches and Pre-Shrunk. In a whole day event, world class snowboarders, including winner of the 1998 US Extreme Games Andy Hetzel, as well as Kevin Jones and Mike Basich, will be among the competitors who take on the 70m high jump and 80 tonnes of man-made snow at Bondi Beach this weekend.

"We're absolutely delighted to be the Internet sponsor of this extreme sport and music event. For OzEmail, it's only natural that we want to offer Internet users all over the globe the chance to witness Australia's first Open Air event via the Web," said OzEmail President and Chief Operating Officer, David Spence. "With the Internet, it doesn't matter whether you live in Wagga Wagga or Helsinki, you can be brought directly to Bondi Beach with OzEmail's Open Air live netcast."

OzEmail and its Web-based sports service, Total Sportswatch, have established a Web site dedicated to the Open Air event. Located at http://www.hugeair.sportswatch.com.au, the Open Air Website will commence its official netcast at 12pm AEST on Saturday 25 July.

OzEmail is also proud to welcome world-class snowboarders Andy Hetzel and Kevin Jones as special online guests to its recently launched chat client, Chat City, this Friday 24 July at 8pm AEST. Chat City is located at http://chatcity.com.au

On Saturday 25 July at 3pm AEST, popular Australian band Regurgitator will be Chat City's special guest for a half hour chat session with Internet users.

The times of these chat sessions will be available on the Open Air Web site, as well as personal profiles on all competing athletes and bands, and a schedule of the event.

In addition to the live Netcast and chat sessions, OzEmail's online music service, Chaos Music Market, is running an Open Air competition. The winner will score a MP Man signed by Regurgitator. The MP Man is a portable walkman for storing and listening to MPeg3 files and is valued at $499. To win, Internet users must visit the Open Air Web site and complete the competition form.

The OzEmail Open Air Netcast will be archived and available for viewing at http://www.hugeair.sportswatch.com.au from early next week.

"This is an event not to be missed! Catch the aerial manoeuvres live on the Web or at Bondi," concluded Mr Spence.

About OzEmail

OzEmail is the leading provider of comprehensive Internet services in Australia. The Company's Internet services are designed to meet the different needs of its residential and enterprise customers ranging from low cost dial up to high performance, continuous access services integrating the Company's ISDN offering and consulting expertise.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may differ materially from actual future events or results. The future performance of the Company involves risks and uncertainties that could cause actual results to differ markedly from those anticipated by such forward-looking statements. Such risks include but are not limited to the following: a limited operating history for the Company; potential fluctuations in operating results; competition; pricing pressure; dependence on third-party suppliers of hardware and software; shortage of modems; dependence on elecommunications carriers; management of growth; limited market; a need for and risks of international expansion; the existence of a new and uncertain market; customer retention issues; rapid technological change; security risks; the risk of system failure; formal licensing and joint marketing agreements; patents and proprietary rights; infringement claims; changes in government regulation; risks associated with providing content including potential liability; dependence on key personnel and the need to hire additional qualified personnel; uncertainty of currency exchange rates; need for additional capital; enforceability of civil liabilities; antitakeover impact of Australian foreign investment restrictions; control of the Company by the Board of Directors; and possible volatility of ADS price. For a more complete description of certain of such risks and uncertainties, we refer you to the documents that the Company has filed from time to time with the Securities and Exchange Commission including its registration statement on Form 10-K dated May 15, 1998, and its 10-Q for the first quarter 1998 dated May 21, 1998.